3/11/03

03012205

SECURI[illegible]MMISSION
Washington, D.C. 20549

CM

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION 187 WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Ross Avenue, Suite 4575-E
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jorge Hernandez (214) 871-3366
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ZEIDY MARTINEZ ________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Securities, Inc. ________________________________, as of December 31 ______________, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

REBECCA ANN STRAIN
MY COMMISSION EXPIRES
July 26, 2006

Rebecca Ann Strain
Notary Public

Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST CAPITAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2002

FIRST CAPITAL SECURITIES, INC.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Capital Securities, Inc.

We have audited the accompanying statement of financial condition of First Capital Securities, Inc., as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Securities, Inc., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 18, 2003

FIRST CAPITAL SECURITIES, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 140,238
Accounts receivable from clearing broker/dealer	2,227
Clearing deposit	100,000
Prepaid expenses	38,500
Receivable from stockholder	332,217
Furniture and equipment, net of accumulated depreciation of $28,016	42,027
	$ 655,209

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 11,383
Notes payable	250,000
	261,383
Stockholders' Equity	
Capital stock, 1,500 shares authorized, issued and outstanding without par value	573,100
Retained earnings (deficit)	(179,274)
Total stockholders' equity	393,826
	$ 655,209

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Commissions and trading profits	$ 677,204
Other income	774
Total revenues	677,978
Expenses	
Payroll expenses	88,099
Regulatory fees	3,952
Clearing expenses	32,071
Commissions expenses	242,546
Interest expense	8,912
Other expenses	297,371
Total expenses	672,951
Net income before income taxes	5,027
Provision for income taxes	--
Net income	$ 5,027

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Balance at January 1, 2002	$	--
Increases		--
Decreases		--
Balance at December 31, 2002	$	--

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31,2002

	Shares	Capital Stock	Retained Earnings (Deficit)	Total
Balance at January 1, 2002	1,500	$ 500,100	$ (184,301)	$ 315,799
Capital contribution		73,000		73,000
Net income	--	--	5,027	5,027
Balance at December 31, 2002	1,500	$ 573,100	$ (179,274)	$ 393,826

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31,2002

Cash flows from operating activities	
Net income	$ 5,027
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	14,008
(Increase) in accounts receivable	(4,192)
Decrease in clearing deposit	3,555
(Increase) in prepaid assets	(36,189)
Increase in accounts payable	(2,044)
Net cash (used) by operating activities	(19,835)
Cash flows from investing activities	
Loan to stockholder	(332,217)
Net cash (used) by investing activities	(332,217)
Cash flows from financing activities	
Capital contribution	73,000
Proceeds from debt	250,000
Net cash provided by financing activities	323,000
Net decrease in cash and cash equivalents	(29,052)
Cash and cash equivalents at beginning of period	169,290
Cash and cash equivalents at end of period	$ 140,238

Supplemental Disclosures

Cash Paid During the Year for:	
Interest	$ 8,912
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Notes to Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

First Capital Securities, Inc. (the "Company"), is a registered broker/dealer incorporated on August 30, 2000. The Company is a member of the National Association of Securities Dealers ("NASD").

The Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

During 2002, all of the Company's customers have originated from Mexico.

Management Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.

Cash and Cash Equivalents

Cash and cash equivalents represent liquid investments with maturities at the date of acquisition of three months or less.

Cash Concentration

Cash balances in banks often exceed the federally insured limit.

Revenue Recognition

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes.

Note 1 - Summary of Significant Accounting Policies, continued

Income Taxes, continued

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rate applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed on an accelerated basis over the estimated remaining useful lives of the assets of 5 to 7 years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had negative net capital of approximately $20,179 and net capital requirements of $17,426.

During the period from September, 2002 through January, 2003, the Company was not in compliance with the net capital provision of Rule 15c3-1. The Company inadvertently created a net capital violation by making an improperly structured loan to the Company's sole stockholder. The problem was resolved through reduction of the loan during January, 2003.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii).

FIRST CAPITAL SECURITIES, INC.
Notes to Financial Statements
December 31, 2002

Note 4 - Lease Commitments

The Company leases its office space under a noncancelable lease. At December 31, 2002, the future minimum rental commitments follow:

Year Ending December 31,	Amount
2003	$ 37,804
2004	34,654
Total minimum lease payments	$ 72,458

Rent expense was approximately $54,622 during fiscal 2002.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Income Taxes

At December 31, 2002, the Company had a net operating loss carryforward of approximately $145,000 expiring in the year 2021.

At December 31, 2002, these temporary differences have created a deferred tax asset of approximately $22,000. Realization of this deferred tax asset is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly a valuation allowance, in an amount equal to the deferred tax asset has been established to reflect these uncertainties.

During 2002, the Company reduced the valuation allowance by the amount of income tax expense incurred on the taxable income for the year.

Note 8 - Related Party Transactions

As of December 31, 2002, the Company had loaned to its sole stockholder $332,217. The Company reflected $800 as interest income during 2002 with regard to this loan.

Supplemental Information

Pursuant to Rule 17A-5 of the

Securities Exchange Act of 1934

as of

December 31, 2002

Schedule I

FIRST CAPITAL SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 393,826
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		393,826
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 978	
Prepaid expenses	38,500	
Property and equipment	42,027	
Loan to stockholder	332,217	(413,722)
Net capital (loss) before haircuts on securities positions		(19,896)
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Money market funds		(283)
Net capital (deficit)		$ (20,179)

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 11,383
Note payable	250,000
Total aggregate indebtedness	$ 261,383

Schedule I (continued)

FIRST CAPITAL SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 17,426
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 17,426
Net capital in excess of required minimum	$ N/A
Excess net capital at 1000%	$ N/A
Ratio: Aggregate indebtedness to net capital	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 169,908
Non allowable assets:	
Loan to stockholder	(189,804)
Haircuts:	
Money market fund	(283)
Net capital (deficit) per audited report	$ (20,179)

Schedule II

FIRST CAPITAL SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Donaldson, Lufkin & Jenrette Securities Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
First Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Capital Securities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted certain matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated February 18, 2003.

During the period from September, 2002, through January, 2003, the Company was not in compliance with the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934. The Company inadvertently created a net capital violation by making an improperly structured loan to the Company's sole stockholder. The problem was resolved through reduction of the loan during January, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matter disclosed in the paragraph above, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 18, 2003